September 20, 2006

Mail Stop 4561

Mr. Timothy R. Redpath
Chief Executive Officer
CS Financing Corporation
45 San Clemente Drive, Suite B210
Corte Madera, CA 94925

Re: CS Financing Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed August 24, 2006
File No. 333-129919

Dear Mr. Redpath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that 65% of the funds from this offering will be provided to Hennessy under your company's agreement. Revise to identify Hennessy as a co-registrant of these securities and revise to provide all required disclosure regarding Hennessy as a registrant. Please refer to Securities Act Rule 140.

2.   We note your response to comment 4 regarding marketing materials for the notes. When these materials become available, please provide the staff with copies.

3.   We note that you have failed to provide an accurate blackline to the staff based on the
        most recent changes to the document. For example, the "Use of Proceeds" section on
        page 13 clearly does not reflect changes you have made. By presenting the staff with a
        false blackline, the staff has had to spend extra time with its review. In the future, this
        can be avoided by providing an accurate blackline.

4.   Please revise to provide updated financial statements in accordance with Item 310 of
        Regulation S-B.

Front Cover of Prospectus; Calculation of Registration Fee

5.   Please clarify that the "Proposed Maximum Offering Price per unit" is $25,000, not
        "100%."

Risk Factors, General, page 5

6.   We note your disclosure on page 20 that Hennessey originates and manages a note
        portfolio of approximately $55 million. Please include a risk factor regarding your
        intention to lend Hennessey in one loan, more than the total amount of their existing
        portfolio and the risks associated with this business plan.

Lending Activity, page 15

7.   We note your response to our prior comment 10; however, please clarify that the senior
        lender will have to be paid in full before CSF can receive payment.

Business; Hennessey Loan Terms and Provisions, page 17

8.   Please provide more specifics regarding what constitutes adequate security. For example,
        please clarify when you will determine that each loan is adequately collateralized and
        therefore, will not ask for additional collateral.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Strategy; Hennessey Loan, page 20

9.   Please revise the first sentence of this section to explain the blended rate you discuss.

10.   Please revise the loan amount so that it is consistent with your other disclosure.

11.   Please use the "Interest Rate and Loan Fee" section to clarify how you have determined
        the blended rate of 15.5% per annum.

12.   Please use the collateral section to explain the loan to value ratio you will use or any other method you will use to assess the collateral necessary to secure your position.

13.   Please elaborate on the representations and warranties Hennessey has made. If appropriate please include these representations and warranties as an exhibit.

Capital Resources and Results of Operations, page 25

14.   You represent that your resources have been limited to amounts contributed by your parent and that your parent company will continue to provide such contributions at least through December 31, 2006. Please elaborate on the agreement you have with your parent to insure this funding. If material, please include this agreement as an exhibit and add a risk factor to address the possibility of this funding being withheld.

Affiliated Parties; Hennessey Financial Monthly Income Fund, page 26

15.   Please elaborate on why the termination of the relationship between your Officers and Directors and the Income Fund would "impair their ability to make independent decisions on behalf of the company." Also, include a risk factor which further details this scenario.

Security Ownership of Certain Beneficial Owners and Management, page 28

16.   Because Messrs. Redpath and Bozora beneficially own Capital Solutions Management, their beneficial ownership of CSF appears to be 512,600 shares each, based on your representations; please reconcile.

17.   According to your financial statements, CSF has 1,000,000 shares authorized with 77,736 issued and outstanding. However, your table shows 1,000,000 shares issued and outstanding and an additional number of shares that have been issued as stock options. Please explain how you have issued more shares than you have authorized.

Stock Based Compensation, page F-9

18.   We note your response to comment 24 from our August 17, 2006 letter. We will review your revised footnote disclosure included in your updated financial statements in your next amendment.

Exhibits
Legality Opinion of Hinshaw & Culbertson LLP, Exhibit 5.1

19.   In the second paragraph of your opinion, please remove the language that you have examined the registration statement in "substantially the form in which it is to be filed with the SEC." You are representing the Company and your name is on the cover of the registration statement; therefore, you should have examined the registration statement in its entirety.

20.   We note that you have expressed your opinion as of the date at the top of your opinion, rather than as of the date of effectiveness of the registration statement. You can revise this sentence to refer to the date of effectiveness or else you will have to file an updated copy of your opinion with your acceleration request immediately prior to effectiveness.

Hennessey Financial Statements, Exhibit 10.2

21.   We note that you have filed the financial statements for Hennessey. Please also consider filing the financial statements of your parent company if you believe their financial health is material to your business plan.

Stock Option Agreements, Exhibits 10.5; 10.6; 10.7; 10.8

22.   For each agreement, please specify from where, upon exercise of the stock options, the holders will be granted stock (ie. from the company's treasury stock, from unissued stock or other account).

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn, legal branch chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Todd A. Duckson, Esq.
Hinshaw & Culbertson LLP
3100 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402